

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2020

Zalmi Duchman
Chief Executive Officer
Gratitude Health, Inc.
4014 Chase Ave, #212
Miami Beach, FL 33140

>   **Re: Gratitude Health, Inc.**
>   **Current Report on Form 8-K**
>   **Filed April 22, 2020**
>   **File No. 333-170715**

Dear Mr. Duchman:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Manufacturing

cc: Peter Gennuso